December 23, 2024

Via Edgar Transmission

Mr. Evan Ewing / Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Luda Technology Group Ltd Registration Statement on Form F-1 Filed December 6, 2024 File No. 333-283680

Dear Mr. Ewing / Mr. Ingram:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 17, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1
Certain Relationships and Related-Party Transactions, page 115

1.	Please revise your disclosure in this section to provide information up to a more recent date as required by Item 7.B of Form 20-F.

Response: We respectfully advise the Staff that we have updated the disclosure on page 115 to disclose the above.

General

2.	Please provide an opinion of counsel regarding the legality of the underwriters' warrants.

Response: We respectfully advise the Staff that we have included Loeb & Loeb LLP’s opinion on the legality of the underwriters’ warrants.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com